Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE,
SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Special General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

September 13, 2023

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Yohai Stenzler, the Company’s Chief Accounting Officer, and Mr. Guy Nehemya, the Company’s Chief Operating Officer, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.15 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on August 11, 2023, at a Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Wednesday, September 13, 2023, at 5:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

Capitalized terms used but not defined herein shall have the meanings given to them in the enclosed Proxy Statement.

The shares represented by this proxy will be voted in the manner directed herein. If no specific instructions are given, the shares will not be voted and counted with respect to Proposals 1 and 2 set forth in the enclosed Proxy Statements.

If you do not state whether or not you are a controlling shareholder or have a personal interest with respect to Proposals 1 and 2, your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Special General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Special General Meeting to be held at 16 Tiomkin St., Tel Aviv 6578317, Israel on Wednesday, September 13, 2023, at 5:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting Proxy Card – Ordinary Shares

⬇DETACH PROXY CARD HERE TO VOTE BY MAIL⬇

		For	Against	Abstain
1.	To approve equity grants to each of our named executive officers and directors, including to our Chief Executive Officer.	☐	☐	☐
	• Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 1? (**Please note: If you do not mark either 'Yes' or 'No', your shares will not be voted for this Proposal**).	**Yes** ☐		**No** ☐
2.	To approve the extension to the exercise period of 21,654 outstanding options previously granted to our Chief Executive Officer (and director), by approximately five years.	☐	☐	☐
	• Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 2? (**Please note: If you do not mark either 'Yes' or 'No', your shares will not be voted for this Proposal**).	**Yes** ☐		**No** ☐
	In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof in accordance with their best judgment.			

Date ______________ **Signature** ______________________ **Signature, if held jointly** ____________________

To change the address on your account, please check the box at right and indicate your new address. ☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.